GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road

Greenwood Village, Colorado 80111

March 7, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Great-West Life & Annuity Insurance Company (“Great-West”)

Post-Effective Amendments Nos. 2 and 3 on Form S-1 (“Amendments”)

File No. 333-219410

Request for Withdrawal of Post-Effective Amendment to the Registration Statement

Commissioners:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, and on behalf of Great-West, we hereby request withdrawal of the above-referenced Amendments, which were filed on August 24, 2018 (accession no. 0001193125-18-257033) and October 30, 2018 (accession no. 0001193125-18-312139) respectively.

The Amendments to the Registration Statement were filed to add a new Reference Index to the Great-West Capital Choice and Great-West Capital Choice Select index-linked annuity contracts. Due to the period of time that has elapsed since filing the Amendments as well as recent events related to Great-West’s individual markets business, Great-West has determined not to add the new Reference Index to the contracts and therefore, respectfully requests the withdrawal of the Amendments as soon as practicable. Great-West confirms that no securities were sold in connection with the amended offering.

Thank you for your time and attention. Please direct any questions or comments to me via telephone at 303-737-1131, or via email at adam.kavan@greatwest.com.

Sincerely,

/s/ Adam J. Kavan
Adam J. Kavan, Senior Counsel

cc:

Sally Samuel, Branch Chief

David Orlic, Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office No. 3

U.S. Securities and Exchange Commission